

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 10, 2009

By U.S. Mail and Facsimile (303) 463-5416

Mr. David J. Cutler
Chief Executive Officer and Chief Financial Officer
Concord Ventures, Inc.
2460 West 26th Avenue, Suite 380-C
Denver CO 80211

Re: Concord Ventures, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 31, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed on November 16, 2009

File No. 0-27055

Dear Mr. Cutler:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Item 9A(T). Controls and Procedures, page 19</u>

<u>Evaluation of Disclosure Controls and Procedures, page 19</u>

1. We note that you only include a partial definition of disclosure controls and procedures ("DC&P"). Please be advised that if you choose to define DC&P, you must include the entire definition from Exchange Act Rule 13a-15(e). Tell us whether you will in future filings remove the partial DC&P definition and include a citation to Exchange Act Rule 13a-15(e), or provide the entire DC&P definition, along with a clear conclusion regarding effectiveness with respect to each component.

<u>Management's Report on Internal Control over Financial Reporting, page 19</u>

2. Please tell us the framework used by management to evaluate the effectiveness of your internal controls over financial reporting (e.g., COSO), and confirm to us that you will disclose the framework in future filings as required by Item 308T(a)(2) of Regulation S-K.

<u>Exhibit 31.1</u>

3. It appears you are using an outdated Section 302 certification that does not comply with the language required by Item 601(b)(31)(i) of Regulation S-K. Please amend your annual report to include a revised Section 302 certification that conforms to the exact wording required by Item 601(b)(31)(i) of Regulation S-K. Also apply this comment to certifications furnished with your future filings.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2009</u>

<u>Item 4. Controls and Procedures, page 21</u>

4. Based on your disclosure, it appears to us that your principal executive officer and principal financial officer only concluded that your DC&P were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms. Confirm to us that you will disclose in future filings the conclusion of your principal executive officer and principal financial officer, regarding the effectiveness of your DC&P (as defined in Exchange Act Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on the evaluation of your DC&P required by paragraph (b) of Exchange Act Rule 13a-15 or Rule 15d-15. Refer to Item 307 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or John Archfield at (202) 551-3315 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services